FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Selected to Join TSE 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968 Fax: 604.221.9688	Marla Gale Fleishman-Hillard Inc. Telephone: (416) 214-0701 Fax: (416) 214-0720

Micrologix Selected to Join TSE 300

Vancouver, December 11, 2000 - Micrologix Biotech Inc. announced today that it has been selected by Standard & Poor's (S&P) to be added to The Toronto Stock Exchange 300 Composite Index (TSE 300). This inclusion will be effective as of the close of business on December 14, 2000.

"We are honoured to be selected for inclusion in the TSE 300 group of companies," said Dany Hadary, Micrologix's President & CEO. "This event captures the significant advances Micrologix has made since listing on The Toronto Stock Exchange in February 1996."

The Toronto Stock Exchange introduced the TSE 300 in 1977. This index is composed of 300 of the largest companies traded on the TSE and is one of the benchmarks used to measure the performance of the Canadian equity markets. Micrologix will be added to the TSE 300 in the Biotech/Pharmaceuticals subgroup and to the S&P/TSE Canadian SmallCap Index in the Health Care sector.

About Standard and Poor's

Standard and Poor's, a division of The McGraw-Hill Companies (NYSE-MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets including credit ratings on more than 220,000 securities and funds worldwide. Located in 21 countries, Standard & Poor's is an integral part of the global financial infrastructure.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III clinical trials; MBI 594AN for treating acne in Phase II; and MBI 853NL for preventing hospital-acquired Staphylococcus aureus infections in Phase I. The Company's common shares will be added to the TSE 300 index effective December 14, 2000.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.